UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
719358202
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends the Schedule 13D filed by Perseus Partners VII, L.P. (the “Investor”) and Frank H. Pearl (together with the Investor, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 9, 2009 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of PhotoMedex, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended to add the following:
John M. Glazer, a Managing Director of Perseus, L.L.C., an affiliate of the Investor, and the Investor’s former representative on the Issuer’s Board of Directors, resigned from the Issuer’s Board of Directors on August 7, 2009. The Investor, by virtue of its ownership of securities issued by the Issuer, continues to maintain all of the rights granted to it pursuant to the terms of the Securities Purchase Agreement dated August 4, 2008, as amended, and the other transaction documents executed in connection with the Investor’s investment in the Issuer, including without limitation the First Tranche Note, the First Tranche Warrant, the Registration Rights Agreement, and the Pledge and Security Agreement, all of which were previously filed with the Schedule 13D. The Investor will continue to monitor its investment in the Issuer and has reserved all of its rights as a secured creditor of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 11, 2009

Perseus Partners VII, L.P.
By:	Perseus Partners VII GP, L.P., its general partner

By:	Perseus Partners VII GP, L.L.C., its general partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

Mr. Frank H. Pearl
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact for Frank H. Pearl